Exhibit 99.1

News release

Cenovus announces first-quarter 2024 results

Calgary, Alberta (May 1, 2024) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) delivered solid results across its portfolio in the first quarter of 2024. Production from its upstream assets remained strong through the quarter, and reflects scheduled maintenance in the Atlantic region. The downstream assets continued to run with high operational availability, allowing them to benefit from improved benchmark pricing in the U.S. Beginning in the second quarter of 2024, the Board of Directors approved a 29% increase in the base dividend to $0.72 per share annually, and declared a variable dividend of $0.135 per share to fulfill the company’s first quarter shareholder return allocation. Consistent with Cenovus’s financial framework, the base dividend is fully supported over the long term by funds flow generation at the bottom of the commodity price cycle.

“We continue to focus on safe and reliable operations across our integrated business as we progress our priorities of deleveraging our balance sheet, increasing our shareholder returns, advancing work to decarbonize our production and furthering our growth projects,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “As we outlined at our Investor Day, our high-quality assets with long reserve life, together with our integrated strategy and strong operating performance, position Cenovus for success not only today but well into the future.”

First-quarter highlights

•Upstream production of almost 801,000 barrels of oil equivalent per day (BOE/d)1, including 114,100 barrels per day (bbls/d) at the Lloydminster thermals.
•Downstream throughput of more than 655,000 bbls/d, representing 94% utilization in Canadian Refining and 87% in U.S. Refining.
•Attained targeted mid-BBB credit ratings from all rating agencies, with S&P Global Ratings upgrading Cenovus to BBB with a stable outlook.
•Pathways Alliance began filing regulatory applications to the Alberta Energy Regulator for the proposed carbon capture and storage project.
•Progressed our growth projects at West White Rose, Foster Creek, Christina Lake and Sunrise.

Financial, production & throughput summary
For the period ended March 31	2024 Q1	2023 Q4	2023 Q1
Financial ($ millions, except per share amounts)
Cash from (used in) operating activities	1,925	2,946	(286)
Adjusted funds flow[2]	2,242	2,062	1,395
Per share (diluted)[2]	1.19	1.09	0.71
Capital investment	1,036	1,170	1,101
Free funds flow[2]	1,206	892	294
Excess free funds flow[2]	832	471	(499)
Net earnings (loss)	1,176	743	636
Per share (diluted)	0.62	0.39	0.32
Long-term debt, including current portion	7,227	7,108	8,681
Net debt	4,827	5,060	6,632
Production and throughput (before royalties, net to Cenovus)
1 See Advisory for production by product type.
2 Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.
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Oil and NGLs (bbls/d)[1]	658,200	662,600	636,200
Conventional natural gas (MMcf/d)	855.8	876.3	857.0
Total upstream production (BOE/d)[1]	800,900	808,600	779,000
Total downstream throughput (bbls/d)	655,200	579,100	457,900

First-quarter results
Operating results1

Cenovus’s total revenues were approximately $13.4 billion in the first quarter of 2024, up slightly from $13.1 billion in the fourth quarter, driven primarily by strong operating results. Upstream revenues were about $7.1 billion, an increase from $6.9 billion in the prior quarter, while downstream revenues were approximately $8.6 billion, an increase from the fourth quarter of 2023. Total operating margin3 was about $3.2 billion, compared with $2.2 billion in the previous quarter. Upstream operating margin4 was approximately $2.6 billion, in line with the fourth quarter. Downstream operating margin4 was $560 million in the first quarter, compared with an operating margin shortfall of $304 million in the previous quarter. In the first quarter, operating margin in U.S. Refining benefited from approximately $195 million of first-in, first-out (FIFO) gains.

Total upstream production was 800,900 BOE/d in the first quarter, a slight decrease from the fourth quarter as the SeaRose floating production, storage and offloading (FPSO) vessel suspended production in late December in preparation for its planned off-station. Foster Creek volumes were 196,000 bbls/d compared with 198,800 bbls/d in the fourth quarter and Christina Lake production was 236,500 bbls/d, in line with the previous quarter. Sunrise production of 48,800 bbls/d was also in line with the fourth quarter. At the Lloydminster thermal projects, production increased to 114,100 bbls/d from 106,600 bbls/d in the prior quarter, which reflects higher reliability from the optimization of the asset and the implementation of Cenovus operating practices.

Production in the Conventional segment was 120,700 BOE/d in the first quarter, in line with the fourth quarter.

In the Offshore segment, production was 64,900 BOE/d compared with approximately 70,200 BOE/d in the fourth quarter. Asia Pacific sales volumes in the first quarter were in line with the prior quarter. In the Atlantic region, production was 7,200 bbls/d compared with 9,700 bbls/d in the prior quarter due to the SeaRose FPSO vessel beginning its planned drydock. Maintenance work is underway and the company anticipates the return of White Rose field production late in the third quarter of this year. The quarter-over-quarter offshore production decrease was partially offset by the non-operated Terra Nova FPSO vessel resuming operations offshore Newfoundland and Labrador. Light crude oil production from the White Rose and Terra Nova fields is stored at an onshore terminal before shipment to buyers, which can result in a timing difference between production and sales. Sales volumes in the Atlantic region in the first quarter were 3,900 bbls/d, compared with 15,000 bbls/d in the fourth quarter of 2023.

Refining throughput in the quarter of 655,200 bbls/d was a record volume as Cenovus continues to improve its downstream reliability. Crude throughput in the Canadian Refining segment was 104,100 bbls/d in the first quarter, compared with 100,300 bbls/d in the fourth quarter, with the increase primarily due to higher reliability in the first quarter. In the coming weeks, the Upgrader will commence a planned seven-week turnaround, which will impact throughput and utilization in the second quarter.

3 Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
4 Specified financial measure. See Advisory.
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In U.S. Refining, crude throughput was 551,100 bbls/d in the first quarter, compared with 478,800 bbls/d in the fourth quarter. Throughput in the quarter increased primarily due to improved operating performance and availability across the company's operated and non-operated refining assets, in addition to lower levels of planned maintenance when compared with the prior quarter.

Financial results

First-quarter cash from operating activities, which includes changes in non-cash working capital, was about $1.9 billion, compared with $2.9 billion in the fourth quarter of 2023. Adjusted funds flow was approximately $2.2 billion, compared with $2.1 billion in the prior period and free funds flow was $1.2 billion, an increase from $892 million in the fourth quarter. First-quarter financial results were positively impacted by higher refining benchmark prices and a FIFO gain in the U.S. Refining segment, partially offset by approximately $250 million related to stock-based compensation paid in the first quarter of 2024.

Net earnings in the first quarter were $1.2 billion, compared with $743 million in the previous quarter, with the increase primarily due to higher operating margin and a gain on asset divestitures in the first quarter of 2024. This was partially offset by higher income taxes, general and administrative expenses and a foreign exchange loss in the first quarter compared with a gain in the fourth quarter of 2023.

Long-term debt, including the current portion, was $7.2 billion at March 31, 2024, in line with year-end 2023. Net debt was approximately $4.8 billion at March 31, 2024, a decrease from $5.1 billion at December 31, 2023, primarily due to free funds flow of $1.2 billion, partially offset by shareholder returns of $436 million and a build in non-cash working capital. In the first quarter, the company achieved its targeted mid-BBB credit ratings from all rating agencies. S&P Global Ratings upgraded Cenovus to BBB with a stable outlook, citing the company's debt reduction.

Capital investment of $1.0 billion in the first quarter was primarily directed towards sustaining production in the Oil Sands segment, drilling, completions and infrastructure projects in the Conventional business, and sustaining activities in the Downstream segments. Additionally, the company continues to progress growth and optimization projects in its upstream business. Work on the West White Rose project is progressing and the company anticipates first production from the field in 2026. Construction of the tie-back of Narrows Lake to Christina Lake remains on track to start up in the first half of 2025. At Sunrise, the company will bring two additional well pads on line later this year, which will support sustaining current production levels. In addition, the Foster Creek optimization project is well underway, and expected to add 30,000 bbls/d once fully ramped up by the end of 2027.

Financial framework

Maintaining a strong balance sheet with the resilience to withstand price volatility and capitalize on opportunities throughout the commodity price cycle is a key element of Cenovus’s capital allocation framework. In 2022 Cenovus established a net debt target of ~1.0x adjusted funds flow at the bottom of the commodity price cycle, or US$45 West Texas Intermediate (WTI), which translates into approximately $4.0 billion in net debt. Currently, Cenovus’s shareholder returns framework has a target of returning 50% of Excess Free Funds Flow (EFFF) to shareholders for quarters where the ending net debt is between $9.0 billion and $4.0 billion, and 100% of EFFF to shareholders where the ending net debt is below $4.0 billion.
3 Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
4 Specified financial measure. See Advisory.
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The company has made a modification to the shareholder returns framework, specifically to address a scenario following the achievement of the target where net debt rises above $4.0 billion in any given quarter. Under the adjusted framework, should net debt rise above the $4.0 billion target in a given quarter, instead of reverting to a 50% payout ratio, the company will deduct the amount by which the previous quarter’s net debt exceeded $4.0 billion from the 100% EFFF payout. If the previous quarter net debt is below $4.0 billion, Cenovus will target to return 100% of EFFF to shareholders with no adjustment.

In order to efficiently manage working capital and cash, the allocation of EFFF to shareholder returns in any of the scenarios described above may be accelerated, deferred or reallocated between quarters, while maintaining our target to, over time, allocate 100% of EFFF to shareholder returns and sustain net debt at $4.0 billion.

Dividend declarations and share purchases

The Board of Directors has declared a quarterly base dividend of $0.180 per common share, payable on June 28, 2024 to shareholders of record as of June 14, 2024.

The Board also declared a variable dividend of $0.135 per common share to shareholders of record on May 17, 2024, payable on May 31, 2024.

In addition, the Board has declared a quarterly dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – payable on July 2, 2024 to shareholders of record as of June 14, 2024 as follows:

Preferred shares dividend summary
Share series	Rate (%)	Amount ($/share)
Series 1	2.577	0.16106
Series 2	6.711	0.41715
Series 3	4.689	0.29306
Series 5	4.591	0.28694
Series 7	3.935	0.24594

All dividends paid on Cenovus’s common and preferred shares will be designated as “eligible dividends” for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

In the first quarter, the company returned $436 million to shareholders, composed of $165 million through its normal course issuer bid and $271 million through common and preferred share dividends. In addition, the variable dividend will deliver $251 million to shareholders in the second quarter.

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2024 planned maintenance

The following table provides details on planned maintenance activities at Cenovus assets through 2024 and anticipated production or throughput impacts.

2024 planned maintenance
Potential quarterly production/throughput impact (Mbbls/d)
	Q2	Q3	Q4	Annualized impact
Upstream
Oil Sands	11-14	42 - 47	6-10	13 - 16
Atlantic	8-10	8-10	—	5-7
Conventional	3-5	4-6	—	2-4
Downstream
Canadian Refining	42 - 46	—	—	10-12
U.S. Refining	12-16	30 - 34	56 - 60	30 - 35

Organizational updates

Geoff Murray, currently Senior Vice-President, Commercial, has been promoted to Executive Vice-President, Commercial, and will continue to report to the Chief Commercial Officer.

Jeff Hart, Executive Vice-President, Corporate & Operations Services, has chosen to leave the organization to pursue personal and other professional opportunities. Logan Popko, currently Vice-President, Well Delivery, is being promoted to Senior Vice-President, Corporate & Operations Services, reporting to the Chief Operating Officer.

Sustainability

During the first quarter, Pathways Alliance began filing regulatory applications to the Alberta Energy Regulator for the proposed carbon capture and storage (CCS) project. The proposed CCS project would be one of the world’s largest carbon sequestration networks. Discussions with the federal and Alberta governments on the co-investment mechanisms to support advancement of the CCS project are ongoing.

Cenovus is a founding member of Pathways, a collaboration of companies representing approximately 95% of Canadian oil sands production. Members Cenovus, Canadian Natural, ConocoPhillips Canada, Imperial, MEG Energy and Suncor share the goal of reducing emissions from oil sands production in phases, on the path to reaching net zero emissions from production by 2050.

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Conference call today

9 a.m. Mountain Time (11 a.m. Eastern Time)
Cenovus will host a conference call today, May 1, 2024, starting at 9 a.m. MT (11 a.m. ET).
To join the conference call without operator assistance, please register here approximately 5 minutes in advance to receive an automated call-back when the session begins.
Alternatively, you can dial 888-664-6383 (toll-free in North America) or 416-764-8650 to reach a live operator who will join you into the call. A live audio webcast will also be available and archived for approximately 90 days.
Cenovus will host its Annual Meeting of Shareholders today, May 1, 2024, in a virtual format beginning at 11 a.m. MT (1 p.m. ET). The webcast link to the Shareholders Meeting is available under Presentations and Events in the Investors section of cenovus.com.

Advisory

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS) Accounting Standards.

Barrels of Oil Equivalent

Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Product types

Product type by operating segment
Three months ended March 31, 2024
Oil Sands
Bitumen (Mbbls/d)	595.4
Heavy crude oil (Mbbls/d)	17.9
Conventional natural gas (MMcf/d)	11.9
Total Oil Sands segment production (MBOE/d)	615.3
Conventional
Light crude oil (Mbbls/d)	5.3
Natural gas liquids (Mbbls/d)	22.0
Conventional natural gas (MMcf/d)	560.5
Total Conventional segment production (MBOE/d)	120.7
Offshore
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Light crude oil (Mbbls/d)	7.2
Natural gas liquids (Mbbls/d)	10.4
Conventional natural gas (MMcf/d)	283.4
Total Offshore segment production (MBOE/d)	64.9
Total upstream production (MBOE/d)	800.9

Forward‐looking Information

This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of the company’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward‐looking information in this document is identified by words such as “anticipate”, “continue”, “deliver”, “expect”, “focus”, “progress”, “target” and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: deleveraging; decarbonizing; shareholder returns; funds flow generation; downstream reliability; return of production at the White Rose field; turnaround activity at the Lloydminster Upgrader; growth and optimization projects; topside completion and first production at the West White Rose project; start-up of the Narrows Lake tie-back project; drilling well pads at the Sunrise facility to increase production; increased production at Foster Creek due to optimization; maintaining a strong balance sheet; net debt; net debt to adjusted funds flow; Cenovus’s shareholder returns framework; excess free funds flow; planned maintenance; dividend payments; the proposed Pathways Alliance carbon capture and storage pipeline; reducing emissions from oil sands operations; and Cenovus’s 2024 corporate guidance available on cenovus.com.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: the allocation of free funds flow to reducing net debt; commodity prices, inflation and supply chain constraints; Cenovus’s ability to produce on an unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s 2024 corporate guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: the accuracy of estimates regarding commodity production and operating expenses, inflation, taxes, royalties, capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2023.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated
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or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2023 and March 31, 2024, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Specified Financial Measures

This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS Accounting Standards. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the period ended March 31, 2024 (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on Cenovus's website at cenovus.com) which is incorporated by reference into this news release.

Upstream Operating Margin and Downstream Operating Margin

Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 to the interim Consolidated Financial Statements.

Total Operating Margin

Total Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.

	Upstream (1)			Downstream (1)			Total
($ millions)	Q1 2024	Q4 2023	Q1 2023	Q1 2024	Q4 2023	Q1 2023	Q1 2024	Q4 2023	Q1 2023
Revenues
Gross Sales	7,864	7,797	7,217	8,567	8,404	7,137	16,431	16,201	14,354
Less: Royalties	(747)	(902)	(596)	—	—	—	(747)	(902)	(596)
	7,117	6,895	6,621	8,567	8,404	7,137	15,684	15,299	13,758
Expenses
Purchased Product	771	663	838	7,219	7,888	5,991	7,990	8,551	6,829
Transportation and Blending	2,811	2,894	3,027	—	—	—	2,811	2,894	3,027
Operating	898	864	1,029	787	826	754	1,685	1,690	1,783
Realized (Gain) Loss on Risk Management	6	19	16	1	(6)	1	7	13	17
Operating Margin	2,631	2,455	1,711	560	(304)	391	3,191	2,151	2,102
(1) Found in the March 31, 2024, or the December 31, 2023, interim Consolidated Financial Statements.

Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow

The following table provides a reconciliation of cash from (used in) operating activities found in Cenovus’s Consolidated Financial Statements to Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow. Adjusted Funds Flow per Share – Basic and Adjusted Funds Flow per Share – Diluted are calculated by dividing Adjusted Funds Flow by the respective basic or diluted weighted average number
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of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.

	Three Months Ended
($ millions)	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
Cash From (Used in) Operating Activities (1)	1,925	2,946	(286)
(Add) Deduct:
Settlement of Decommissioning Liabilities	(48)	(65)	(48)
Net Change in Non-Cash Working Capital	(269)	949	(1,633)
Adjusted Funds Flow	2,242	2,062	1,395
Capital Investment	1,036	1,170	1,101
Free Funds Flow	1,206	892	294
Add (Deduct):
Base Dividends Paid on Common Shares	(262)	(261)	(200)
Dividends Paid on Preferred Shares	(9)	(9)	(18)
Settlement of Decommissioning Liabilities	(48)	(65)	(48)
Principal Repayment of Leases	(70)	(72)	(70)
Acquisitions, Net of Cash Acquired	(10)	(14)	(465)
Proceeds From Divestitures	25	—	8
Excess Free Funds Flow	832	471	(499)
(1) Found in the March 31, 2024, or the December 31, 2023, interim Consolidated Financial Statements.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts

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Investor Relations general line 403-766-7711	Media Relations general line 403-766-7751

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